Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

28 April 2020

Westpac announces $2.2bn First Half 2020 impairment charge

Westpac today announced that impairment charges in its First Half 2020 (1H20) result are expected to be $ 2,238 million (pre-tax). The impairment charge includes approximately $0.6 billion from individually assessed provisions and net write-offs together with approximately $1.6 billion of additional impairment charges predominantly related to COVID-19 impacts. This accords with the AASB 9 accounting standard which requires Westpac to estimate certain expected future impairments and increase provisions before new defaults occur.

The $1.6 billion addition to the impairment charge has a relatively small impact on the Group’s common equity tier 1 capital ratio capital (11 basis point decrease). This is because the higher charge lifts provision levels and reduces the regulatory expected loss capital deduction to nil. Westpac’s CET1 capital ratio at 31 March 2020 is expected to be 10.8%.

Westpac CEO, Peter King, said: “The world is going through a once in a life-time health and economic crisis and we are committed to assisting as many customers as possible to bridge this shutdown period. Our packages are already providing relief to individual and business customers. It is however unfortunate that some customers will not be able to navigate the financial and economic changes of this crisis and may not re-open. Nevertheless, we will work closely with those customers to help them through that process.

Having materially strengthened capital over the last decade, building significant buffers, we are well positioned to absorb this increase and respond to future developments in the environment.”

The 1H20 impairment charge of $2,238 million equates to approximately 62 basis points of gross loans (annualised). This compares to 13 and 9 basis points for 2H19 and 1H19, respectively.

The $1.6 billion in additional impairment charges has been principally based on three elements:

1.	Significant changes to base case economic forecasts linked to the COVID-19 pandemic. These include lower economic growth, higher unemployment, lower investment and a fall in residential and commercial property prices;

2.	Increasing the weighting applied to the downside economic scenario, reflecting a higher probability that economic conditions could deteriorate even further; and
3.	An overlay based on a top down, industry-by-industry assessment of additional stress that could emerge in relation to COVID-19.

Westpac notes that the COVID-19 outbreak is still in its early stages and the impact on customers, along with future impacts on the bank, remain highly uncertain. While impairment provisions have begun to increase, the extent of additional charges in subsequent periods will depend on the severity and duration of the decline in economic activity and the size and effectiveness of stimulus measures. The Group will reassess its provisioning levels as developments unfold.

Westpac’s 1H20 results are expected to be announced on 4 May 2020.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Timothy Hartin, Group Company Secretary.

WESPAC BANKING CORPORATION ABN 33 007 457 141